 Correspondence

Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

April 27, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Conlon Danberg Celeste Murphy

Re:	OpGen, Inc. Registration Statement on Form S-1, as amended File Number 333-271190

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated April 13, 2023 to Albert Weber, the Chief Financial Officer of OpGen, Inc. (the “Company”), regarding the above-captioned Form S-1. For your convenience, the Staff’s comments have been reproduced, followed by the Company’s response to such comments. The Company has filed an amended and restated Registration Statement on Form S-1 (the “Form S-1/A”) today that addresses the below comments.

Cover Page

1.	We note your statement that "[t]here is no arrangement for funds to be received in escrow, trust or similar arrangement." Please revise your disclosure to describe the effect on investors as a result of not having made any such arrangements. Please refer to Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company will include the following disclosure in the Form S-1/A on the cover page and in the risk factors section:

Cover Page:

“Since we will deliver the securities to be issued in this offering upon our receipt of investor funds, there is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See the section entitled “Risk Factors” for more information.”

Division of Corporation Finance
United States Securities and Exchange Commission

April 27, 2023

Risk Factors:

“Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business goals outlined in this prospectus.

We have not specified a minimum offering amount nor have or will we establish an escrow account in connection with this offering. Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, because there is no escrow account in operation and no minimum investment amount, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Investor funds will not be returned under any circumstances whether during or after the offering.”

Exhibit Index, page II-4

2.	We note that you intend to name a placement agent for the offering. Once known, please identify the name of the placement agent in a subsequent amendment. Additionally, it does not appear that your exhibit index currently includes a placeholder for a Placement Agent Agreement. Please update your exhibit index to include your Placement Agent Agreement, or advise.

RESPONSE: The Company has included the name of its placement agent in the Form S-1/A. The Company however respectfully advises the Staff that it does not expect that there be a placement agent agreement between the Company and the placement agent for the offering.

We acknowledge the Company’s and its management’s responsibility for the accuracy and adequacy of the Company’s disclosures. Please contact me at (215) 864-8737 with any questions or comments you may have regarding this response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl